




Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

14 March 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg




SembCorp
Industries

March 14, 2005

AMICABLE SETTLEMENT OF SEMBAWANG'S COUNTERCLAIMS IN SOLITAIRE ARBITRATION

SembCorp Industries ("SCI") announces the amicable settlement earlier today of Sembawang Corporation's counterclaims against Allseas in respect of the arbitration in the "Solitaire" ship conversion dispute. The settlement also provides for the withdrawal by Allseas of one of its Heads of Claims which would have been heard this year.

The prospect of settlement of these counterclaims had been taken into consideration in SCI's earlier provisioning made in 2004.

Released on March 14, 2005

By Order of the Board
Linda Hoon Siew Kin (Ms)
Group Company Secretary

Press & Analysts' Contact
April Lee
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3160
Fax: +65 6822 3240
Email: april.lee@sembcorp.com.sg